

October 28, 2009

<u>By Facsimile and U.S. Mail</u>
Mr. Eldar Sætre
Chief Financial Officer
StatoilHydro ASA
Forusbeen 50, N-4035
Stavanger, Norway

       Re: StatoilHydro ASA
              Form 20-F for the Fiscal Year Ended December 31, 2008
              Filed March 24, 2009
              Response Letter Dated July 29, 2009
              Response Letter Dated October 8, 2009
              File No. 001-15200

Dear Mr. Sætre:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time

                  Sincerely,

                  Mark C. Shannon
                  Branch Chief